Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI
Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

RELEASE

Messina Minerals ("MMI") Intersects Boomerang: 6.8 meters of 18.0% Zinc, 4.4% Lead, 0.9% Copper, 118 g/t Silver, 1.3 g/t Gold

Messina Minerals Inc. has completed four new holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that all continue to indicate excellent continuity of thickness and high base metal enrichment. One hole, GA07-228, has intersected a 14.03 meter (8.9m true thickness) interval of 11.3% zinc, 3.4% lead, 0.5% copper, 91 g/t silver, and 0.6 g/t gold, which is approximately twice the true thickness of adjacent holes with comparable grades. Three of four holes intersected massive sulphides with grades and thicknesses comparable with adjacent intersections. The drilling tested approximately a 60 meter vertical by 100 meter horizontal 'gap' in the drill spacing within the deeper, eastern part of Boomerang. Assay results are tabulated below.

Hole ID	Section	Elev (m RL)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		1405									
GA07-222	3295E	1100	317.87	339.55	21.68	14.4	0.5	2.6	9.2	78	0.8
including			329.35	339.55	10.20	6.8	0.9	4.4	18.0	118	1.3
GA07-224	3310E	1075	346.55	353.25	6.70	4.3	0.6	3.7	14.8	99	0.9
GA07-228	3275E	1075	336.70	350.73	14.03	8.9	0.5	3.4	11.3	91	0.6
GA07-231	3240E	1090	313.35	329.40	16.05	12.2	0.3	2.1	3.9	60	0.5
including			325.15	329.40	4.25	3.2	0.8	5.4	11.5	149	1.3

The four infill holes are part of an estimated eight hole program intended to change the mineral inventory classification in certain areas of Boomerang from lower confidence 'inferred mineral resources' to higher confidence 'indicated mineral resources' by decreasing the spacing between drill holes to within 50 meters apart. The drill data will be incorporated into an independent mineral resource estimate provided by Snowden Mining Industry Consultants inc. ("Snowden") intended to be available in June 2007.

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Gerry Squires, P. Geo., Chief Geologist of Messina Minerals Inc. is the Qualified Person responsible for exploration at Boomerang and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 20, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 20, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 20th day of April, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 20, 2007

Messina Minerals ("MMI") Intersects Boomerang: 6.8 meters of 18.0% Zinc, 4.4% Lead, 0.9% Copper, 118 g/t Silver, 1.3 g/t Gold

Messina Minerals Inc. has completed four new holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that all continue to indicate excellent continuity of thickness and high base metal enrichment. One hole, GA07-228, has intersected a 14.03 meter (8.9m true thickness) interval of 11.3% zinc, 3.4% lead, 0.5% copper, 91 g/t silver, and 0.6 g/t gold, which is approximately twice the true thickness of adjacent holes with comparable grades. Three of four holes intersected massive sulphides with grades and thicknesses comparable with adjacent intersections. The drilling tested approximately a 60 meter vertical by 100 meter horizontal 'gap' in the drill spacing within the deeper, eastern part of Boomerang. Assay results are tabulated below.

Hole ID	Section	Elev (m RL)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		1405									
GA07-222	3295E	1100	317.87	339.55	21.68	14.4	0.5	2.6	9.2	78	0.8
including			329.35	339.55	10.20	6.8	0.9	4.4	18.0	118	1.3
GA07-224	3310E	1075	346.55	353.25	6.70	4.3	0.6	3.7	14.8	99	0.9
GA07-228	3275E	1075	336.70	350.73	14.03	8.9	0.5	3.4	11.3	91	0.6
GA07-231	3240E	1090	313.35	329.40	16.05	12.2	0.3	2.1	3.9	60	0.5
including			325.15	329.40	4.25	3.2	0.8	5.4	11.5	149	1.3

The four infill holes are part of an estimated eight hole program intended to change the mineral inventory classification in certain areas of Boomerang from lower confidence 'inferred mineral resources' to higher confidence 'indicated mineral resources' by decreasing the spacing between drill holes to within 50 meters apart. The drill data will be incorporated into an independent mineral resource estimate provided by Snowden Mining Industry Consultants inc. ("Snowden") intended to be available in June 2007.

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other

lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Gerry Squires, P. Geo., Chief Geologist of Messina Minerals Inc. is the Qualified Person responsible for exploration at Boomerang and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 5, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 5, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 5th day of April, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 5, 2007

Messina Minerals ("MMI") Resource and Exploration Updates

SUMMARY

The Boomerang resource estimate from Snowden, expected in April 2007, will now be available in June 2007. This allows Messina time to complete 8 infill drill holes intended to change the mineral inventory classification in certain areas of Boomerang from lower confidence 'inferred mineral resources' to higher confidence 'indicated mineral resources' by decreasing the spacing between drill holes to within 50 meters apart.

The 60 day delay also allows Messina to expand the scope of Snowden's resource estimation to include Domino and Tulks East B Zone mineralized areas. Resource estimation for the western portion of the Domino mineralized zone only has begun, as has estimation of the Tulks East B Zone mineralization. These are expected to be available from Snowden in June 2007.

BOOMERANG RESOURCE ESTIMATE UPDATE

Messina contracted Snowden Mining Industry Consultants Inc. ("Snowden") (see NR December 19, 2006) to conduct a resource estimate on, and prepare a NI43-101 Technical Report for, the Boomerang zinc-lead-copper-silver-gold deposit located in Newfoundland, Canada.

Messina has received a draft report from Snowden documenting methodologies used to determine mineral resource boundaries at Boomerang. Based upon data from 67 diamond drill holes and using a tool called "kriging efficiency" among others, Snowden estimates that 67% of Boomerang is classifiable as indicated mineral resource, and 33% is classifiable as inferred mineral resource.

The classification of 'indicated' versus 'inferred' mineral resources is dependent primarily upon drill hole spacing: where drill hole spacing between pierce points is 50 meters or less, the Boomerang mineralization is estimated to be an "indicated mineral resource", as compared to the lower-confidence category of "inferred mineral resource" where drill spacing is greater than 50 meters or less. The addition of 8 infill drill holes, designed to bring the drill spacing to 50 meters or less in key areas at Boomerang, could change most of the inferred mineral resource to the higher confidence indicated mineral resource category.

Messina's objective is to obtain the highest 'confidence' mineral resource estimate for Boomerang which, when combined with metallurgical test results underway at Lakefield Research, can be used (with fewer assumptions) to better constrain economic parameters of 'scoping' studies expected to be undertaken in 2007/2008.
The infill drill program at Boomerang is now in progress using one drill and is anticipated to be complete in May 2007. Snowden will update the Boomerang resource estimate with results from the infill program and the completed resource estimate is expected in June 2007.

Domino Resource Estimation Begins
Messina has expanded the scope of Snowden's resource estimation to include that portion of Domino that has sufficient drilling to demonstrate continuity of mineralization with economically interesting grades. The completion of the preliminary Domino resource estimate is anticipated in June 2007. Exploration drilling at Domino will continue with the objective of discovering extensions to this base metal mineralization that can, in time, be added to the developing mineral resource.

Tulks East B Zone Resource Estimation Begins
The Tulks East "B Zone" is located 20 kilometers northeast of Boomerang/Domino also within Messina's Tulks South Property. The B Zone is one of several zones of base metal mineralization identified in the 1970's on Messina's properties for which an historical resource estimate was produced. The historical estimate of B Zone mineralization from surface to 200 meters vertical depth yielded 200,000 tonnes grading 8.7% zinc, 1.3% lead, 0.7% copper, 59 g/t silver, and 0.14 g/t gold (Barbour and Thurlow, 1982; as cited in Dearin, 2006 NI43-101 Report on the Tulks South Property; available on Sedar and from Messina's website). This is an historical estimate of mineralization only, is non-compliant with current NI43-101 standards, and should not be relied upon as estimates of absolute tonnage and grade. Messina completed 5 holes in 2004 at the B Zone which successfully intersected and confirmed similar base metal mineralization from surface to 70 meters vertical depth. Lakefield Research completed preliminary metallurgical tests in 2005 on B Zone mineralization; these tests were positive. Full results are available from Sedar or Messina's website.

All B Zone holes have been compiled into one database; geotechnical testing has been completed on Messina's 2004 drill core, and this data has been submitted to Snowden. A NI43-101 compliant resource estimate for the B Zone is anticipated for June 2007.

Other Historical Resources
Messina is working to upgrade other zones of base metal mineralization with historical resource estimates on its properties to current NI43-101 standards for inclusion in the Company's developing mineral inventory. These other historic resource estimates include the Skidder 'deposit', the Tulks East A Zone, the Tulks East C Zone, and the Long Lake Main Zone. The Skidder and Main Zone mineralized areas are planned to be drill tested in 2007.

About Messina
Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 5, 2007

Messina Minerals ("MMI") Resource and Exploration Updates

SUMMARY

The Boomerang resource estimate from Snowden, expected in April 2007, will now be available in June 2007. This allows Messina time to complete 8 infill drill holes intended to change the mineral inventory classification in certain areas of Boomerang from lower confidence 'inferred mineral resources' to higher confidence 'indicated mineral resources' by decreasing the spacing between drill holes to within 50 meters apart.

The 60 day delay also allows Messina to expand the scope of Snowden's resource estimation to include Domino and Tulks East B Zone mineralized areas. Resource estimation for the western portion of the Domino mineralized zone only has begun, as has estimation of the Tulks East B Zone mineralization. These are expected to be available from Snowden in June 2007.

BOOMERANG RESOURCE ESTIMATE UPDATE

Messina contracted Snowden Mining Industry Consultants Inc. ("Snowden") (see NR December 19, 2006) to conduct a resource estimate on, and prepare a NI43-101 Technical Report for, the Boomerang zinc-lead-copper-silver-gold deposit located in Newfoundland, Canada.

Messina has received a draft report from Snowden documenting methodologies used to determine mineral resource boundaries at Boomerang. Based upon data from 67 diamond drill holes and using a tool called "kriging efficiency" among others, Snowden estimates that 67% of Boomerang is classifiable as indicated mineral resource, and 33% is classifiable as inferred mineral resource.

The classification of 'indicated' versus 'inferred' mineral resources is dependent primarily upon drill hole spacing: where drill hole spacing between pierce points is 50 meters or less, the Boomerang mineralization is estimated to be an "indicated mineral resource", as compared to the lower-confidence category of "inferred mineral resource" where drill spacing is greater than 50 meters or less. The addition of 8 infill drill holes, designed to bring the drill spacing to 50 meters or less in key areas at Boomerang, could change most of the inferred mineral resource to the higher confidence indicated mineral resource category.

Messina's objective is to obtain the highest 'confidence' mineral resource estimate for Boomerang which, when combined with metallurgical test results underway at Lakefield Research, can be used (with fewer assumptions) to better constrain economic parameters of 'scoping' studies expected to be undertaken in 2007/2008.

The infill drill program at Boomerang is now in progress using one drill and is anticipated to be complete in May 2007. Snowden will update the Boomerang resource estimate with results from the infill program and the completed resource estimate is expected in June 2007.

Domino Resource Estimation Begins
Messina has expanded the scope of Snowden's resource estimation to include that portion of Domino that has sufficient drilling to demonstrate continuity of mineralization with economically interesting grades. The completion of the preliminary Domino resource estimate is anticipated in June 2007. Exploration drilling at Domino will continue with the objective of discovering extensions to this base metal mineralization that can, in time, be added to the developing mineral resource.

Tulks East B Zone Resource Estimation Begins
The Tulks East "B Zone" is located 20 kilometers northeast of Boomerang/Domino also within Messina's Tulks South Property. The B Zone is one of several zones of base metal mineralization identified in the 1970's on Messina's properties for which an historical resource estimate was produced. The historical estimate of B Zone mineralization from surface to 200 meters vertical depth yielded 200,000 tonnes grading 8.7% zinc, 1.3% lead, 0.7% copper, 59 g/t silver, and 0.14 g/t gold (Barbour and Thurlow, 1982; as cited in Dearin, 2006 NI43-101 Report on the Tulks South Property; available on Sedar and from Messina's website). This is an historical estimate of mineralization only, is non-compliant with current NI43-101 standards, and should not be relied upon as estimates of absolute tonnage and grade. Messina completed 5 holes in 2004 at the B Zone which successfully intersected and confirmed similar base metal mineralization from surface to 70 meters vertical depth. Lakefield Research completed preliminary metallurgical tests in 2005 on B Zone mineralization; these tests were positive. Full results are available from Sedar or Messina's website.

All B Zone holes have been compiled into one database; geotechnical testing has been completed on Messina's 2004 drill core, and this data has been submitted to Snowden. A NI43-101 compliant resource estimate for the B Zone is anticipated for June 2007.

Other Historical Resources
Messina is working to upgrade other zones of base metal mineralization with historical resource estimates on its properties to current NI43-101 standards for inclusion in the Company's developing mineral inventory. These other historic resource estimates include the Skidder 'deposit', the Tulks East A Zone, the Tulks East C Zone, and the Long Lake Main Zone. The Skidder and Main Zone mineralized areas are planned to be drill tested in 2007.

About Messina
Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

END